I, Aaron Itzkowitz, certify that:

(1) the financial statements of Jinglz, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Jinglz, Inc. included in this Form reflects accurately the information reported on the tax return for Jinglz, Inc. filed for the fiscal year ended Dec 31st, 2019.



Aaron Itzkowitz
CEO

18th, May 2020

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.